UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,820,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,820,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,820,590*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.07%†
14	TYPE OF REPORTING PERSON PN

*	Includes 5,820,590 shares of Common Stock (as defined below) owned directly by Antara Capital Master Fund LP.
†

Based on 64,174,824 shares of Common Stock issued and outstanding as of March 18, 2020, as determined in reliance on disclosure to that effect made by the Issuer in its 2020 Proxy Statement filed on March 24, 2020.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,820,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,820,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,820,590*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.07%†
14	TYPE OF REPORTING PERSON OO

*	Includes 5,820,590 shares of Common Stock owned directly by Antara Capital Master Fund LP.
†

Based on 64,174,824 shares of Common Stock issued and outstanding as of March 18, 2020, as determined in reliance on disclosure to that effect made by the Issuer in its 2020 Proxy Statement filed on March 24, 2020.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,920,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,920,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,920,590*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 5,820,590 shares of Common Stock owned directly by Antara Capital Master Fund LP and (ii) 100,000 shares of Common Stock collectively owned directly by two Managed Accounts (defined below) for which Antara Capital LP serves as investment manager.

†

Based on 64,174,824 shares of Common Stock issued and outstanding as of March 18, 2020, as determined in reliance on disclosure to that effect made by the Issuer in its 2020 Proxy Statement filed on March 24, 2020.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,920,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,920,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,920,590*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 5,820,590 shares of Common Stock owned directly by Antara Capital Master Fund LP and (ii) 100,000 shares of Common Stock collectively owned directly by two Managed Accounts for which Antara Capital LP serves as investment manager.

†

Based on 64,174,824 shares of Common Stock issued and outstanding as of March 18, 2020, as determined in reliance on disclosure to that effect made by the Issuer in its 2020 Proxy Statement filed on March 24, 2020.

CUSIP No. 90328S500

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,920,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,920,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,920,590†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%*
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 5,820,590 shares of Common Stock owned directly by Antara Capital Master Fund LP and (ii) 100,000 shares of Common Stock collectively owned directly by two Managed Accounts for which Antara Capital LP serves as investment manager.

†

Based on 64,174,824 shares of Common Stock issued and outstanding as of March 18, 2020, as determined in reliance on disclosure to that effect made by the Issuer in its 2020 Proxy Statement filed on March 24, 2020.

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D originally filed on October 16, 2019, as amended by Amendment No. 1, filed on November 13, 2019, by Amendment No. 2, filed on December 31, 2019, and Amendment No. 3, filed on February 3, 2020 (collectively, the “Original Schedule 13D”, and together with this Amendment No. 4, this “Schedule 13D”). This Amendment No. 4 relates to the common stock, without par value (“Common Stock”), of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Issuer”). The address of the principal executive office of USAT is 100 Deerfield Lane, Suite 140, Malvern, PA 19355.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 5,920,590 shares of Common Stock pursuant to the Stock Purchase Agreement, certain transactions effected subsequent to the execution of the Stock Purchase Agreement and set forth in the Original Schedule 13D, and certain subsequent transactions set forth in Schedule I attached hereto. The description of the Stock Purchase Agreement set forth in Item 6 of the Original Schedule 13D is incorporated by reference herein in response to this Item 5.

As of the date hereof, the Reporting Persons have the following interest in securities of USAT:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Master Fund	5,820,590	9.07%
Antara Capital	5,920,590	9.23%
Antara GP	5,920,590	9.23%
Antara Fund GP	5,820,590	9.07%
Himanshu Gulati	5,920,590	9.23%

Antara Capital beneficially owns 5,920,590 shares of Common Stock, which includes (i) 5,820,590 shares of Common Stock owned directly by Antara Capital Master Fund LP and (ii) 100,000 shares of Common Stock collectively owned directly by two managed accounts for which Antara Capital LP serves as investment manager (the “Managed Accounts”), representing approximately 9.23% of the issued and outstanding Common Stock of USAT.

Antara Master Fund directly beneficially owns 5,820,590 shares of Common Stock (i) issued pursuant to the Stock Purchase Agreement, (ii) acquired pursuant to certain transactions effected subsequent to the execution of the Stock Purchase Agreement and set forth in the Original Schedule 13D, and (iii) acquired pursuant to certain subsequent transactions set forth on Schedule I attached hereto, representing approximately 9.07% of the issued and outstanding Common Stock of USAT.

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Accounts. Antara Fund GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund. Antara GP and Antara Capital are deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund and the Managed Accounts.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 64,174,824 shares of Common Stock issued and outstanding as of March 18, 2020, as determined in reliance on disclosure to that effect reported by the Issuer in its 2020 Proxy Statement filed on March 24, 2020.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) Except as provided in Item 6 hereof, all transactions in the capital stock of USAT effected during the past sixty (60) days on behalf of the Reporting Persons over which the Reporting Persons have investment discretion are set forth in Schedule I attached hereto and incorporated herein by reference.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Section 13D.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP
not in its individual corporate capacity,
but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	April 29, 2020

ANTARA CAPITAL LP

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	April 29, 2020

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	April 29, 2020

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	April 29, 2020

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: April 29, 2020

Schedule I

Transactions

The following table sets forth all transactions with respect to the capital stock of USAT effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the capital stock, inclusive of any transactions effected through 4:00 pm, New York City time, on April 27, 2020.

Transaction Type	Trade Date	Security Type	Quantity	Security Ticker	Trade Price
Buy	2/27/2020	Common Stock	16,222.00	USAT	$8.4087
Buy	2/28/2020	Common Stock	50,000.00	USAT	$8.0612
Buy	2/28/2020	Common Stock	5,000.00	USAT	$8.1249
Buy	2/28/2020	Common Stock	5,400.00	USAT	$8.2950
Buy	2/28/2020	Common Stock	1,250.00	USAT	$8.1683
Buy	2/28/2020	Common Stock	35,000.00	USAT	$8.2711
Buy	3/2/2020	Common Stock	19,000.00	USAT	$7.9945
Buy	3/3/2020	Common Stock	15,000.00	USAT	$7.7733
Buy	3/4/2020	Common Stock	50,000.00	USAT	$7.7490
Buy	3/5/2020	Common Stock	10,000.00	USAT	$7.6419
Buy	3/6/2020	Common Stock	50,000.00	USAT	$7.3176
Buy	3/16/2020	Common Stock	30,000.00	USAT	$5.4000
Buy	3/16/2020	Common Stock	42,000.00	USAT	$5.6708
Buy	3/17/2020	Common Stock	50,000.00	USAT	$5.6072
Buy	3/18/2020	Common Stock	50,000.00	USAT	$4.3951
Buy	3/31/2020	Common Stock	74,150.00	USAT	$4.9864
Buy	4/2/2020	Common Stock	10,000.00	USAT	$4.5613
Buy	4/27/2020	Common Stock	100,000.00	USAT	$6.0000